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09040721

SECU SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 25866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

Tallahassee (City) Florida (State) 32303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mowell 850-386-6161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co., P.A.
(Name – *if individual, state last, first, middle name*)

2606 Centennial Place (Address) Tallahassee (City) Florida (State) 32308 (Zip Code)

Mail Processing Section
APR 29 2009
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MOWELL FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2008

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$ 367,822
Deduct ownership equity not allowable for net capital		______
Total ownership equity qualified for net capital		367,822
Additions:		
None		
Deductions:		
Total nonallowable assets		326,618
Net capital before haircuts on securities positions		41,204
Haircuts on securities		2,021
Net capital		$ 39,183

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 39,183
Minimum net capital required	$ 2,916	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		5,000
Excess net capital		$ 34,183
Excess net capital at 1,000%		$ 34,809

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 43,740
Percent of aggregate indebtedness to net capital	103%

MOWELL FINANCIAL GROUP, INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2008

Net capital - unaudited Form X-17A-5, Part IIA	$ 33,375
Reconciling items - year end adjustments:	
Increase in commissions receivable	11,084
Decrease in other allowable assets	(843)
Increase in accounts payable	(4,433)
Net capital - audited	$ 39,183

SUPPLEMENTAL REPORT

In planning and performing our audit of the financial statements of Mowell Financial Group, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered Mowell Financial Group, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we considered to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, the Financial Industry Regulatory Authority, and the Securities and Exchange Commission and is not intended to be used and should not be used by anyone other than these specified parties.

James D.A. Holley & Co., P.A.

February 25, 2009

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*